FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: October 12, 2006	/s/Tanya Todd
Name: Tanya Todd
Title: Mgr. Corporate Communications

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP TO RELEASE THIRD QUARTER RESULTS NOVEMBER 14th, 2006

Vancouver, BC, October 12, 2006 - Goldcorp Inc. (TSX: G; NYSE: GG) will release third quarter results after market close on Tuesday, November 14th, 2006.

Third Quarter Earnings Conference Call:

A conference call will be held Wednesday, November 15th at 11:00 a.m. (ET) to discuss these results. You may join the call by dialing toll free 1-888-789-0150 or 416-695-9757 for calls from outside Canada and the US.

The conference call will be recorded and you can listen to a playback of the call after the event by dialing 1-888-509-0081 or 416-695-5275. Pass code 632784. A live and archived audio webcast will be available on the website at www.goldcorp.com.

Goldcorp is one of the world’s lowest-cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Gold production in 2006 is expected to be approximately 1.8 million ounces on an annualized basis, at total cash cost of less than US$100 an ounce. The Company does not hedge its gold production.

For further information, please contact:

Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
3400-666 Burrard Street
Vancouver, British Columbia, V6C 2X8
Telephone: 604-696-3024
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com